Exhibit 99.8

PRESS RELEASE

TotalEnergies, Masdar and EPointZero Sign Framework for
Action to Drive Clean Energy Access in Africa and Asia

•	Strategic partnership is a result of closer ties between UAE and France forged in the UAE-France High-Level Business Council, and follows the landmark signing of the UAE-France Framework for Cooperation in Artificial Intelligence.
•	Masdar and TotalEnergies will strengthen their cooperation to provide reliable and sustainable electricity to support Africa’s energy systems transformation and to develop clean energy opportunities in Southeast Asia.
•	EPointZero and TotalEnergies to concentrate on partnership opportunities supporting India’s clean energy ambitions in solar, wind and energy storage.

Paris, February 17, 2025 – Abu Dhabi Future Energy Company PJSC – Masdar, the UAE’s clean energy leader, TotalEnergies and EPointZero, the decarbonization arm of 2PointZero, a transformational global investment platform, have signed a Framework for Action (FFA) agreement to drive access to clean energy in emerging markets and developing economies in Africa and Asia.

The agreement follows the UAE President His Highness Sheikh Mohamed bin Zayed Al Nahyan’s visit to France and meeting with French President His Excellency Emmanuel Macron, where they reaffirmed the strong strategic partnership between the two countries and discussed developing collaboration in key sectors such as climate action, energy, artificial intelligence and advanced technology.

Under the agreement, Masdar and TotalEnergies will strengthen their cooperation to provide reliable and sustainable electricity to local communities in Africa and support its long-term energy systems transformation, and to jointly develop some new clean energy opportunities in Southeast Asia. TotalEnergies and EPointZero will explore partnership opportunities to support India’s clean energy ambitions, including through solar, wind and energy storage, to contribute to the country’s decarbonization efforts.

The FFA signing was witnessed by H.E. Dr. Sultan Al Jaber, UAE Minister of Industry and Advanced Technology, Chairman of Masdar, Patrick Pouyanné, Chairman and CEO of TotalEnergies, and H.E Mariam Almheiri, Group CEO of 2PointZero. The agreement was signed at the third plenary meeting of the UAE-France High Level Business Council in Paris on February 16 by Masdar’s Chief Executive Officer, Mohamed Jameel Al Ramahi, Stéphane Michel, TotalEnergies President for Gas Renewable and Power, and Peter Abraam, Chief Strategy and Growth Officer of IHC.

The FFA brings together these major companies under the Council’s umbrella to work together to expand their capabilities and increase access to clean energy in emerging markets and developing economies in Africa and Asia.

Commenting on the agreement, Mohamed Jameel Al Ramahi, CEO, Masdar, said: “Enabled by the strength of the UAE-France bilateral relationship, Masdar is proud to be working with TotalEnergies to help deliver clean energy access across Southeast Asia and Africa. This agreement reflects our shared commitment to empowering local communities, driving socio-economic growth and sustainable progress, and advancing the global energy transformation. It is heartening to see the UAE-France Framework for Cooperation in Artificial Intelligence signed last week, and we look forward to continuing to utilize cutting-edge clean energy technologies to drive access and sustainable growth.”

Stéphane Michel, President for Gas Renewable and Power of TotalEnergies, said: “By supporting the development of the country Oil and Gas reserves, TotalEnergies has been a key partner of Abu Dhabi for more than 80 Years. We are now delighted to extend our partnership with Abu Dhabi to the development of renewable energies in emerging markets in Asia and Africa. Combining the strengths, expertise and reach of Masdar, EPointZero and TotalEnergies will certainly enable each partner to accelerate their growth and improve the quality of their investment in those fast-developing markets where renewable energies are key to those countries Energy Transition.”

H.E. Mariam Almheiri Group CEO of 2PointZero said: “This partnership deepens UAE-France ties and advances our shared commitment to advancing the global energy transition. By combining the expertise of Masdar, TotalEnergies, and EPointZero, we are expanding clean energy access in emerging markets, accelerating decarbonization, and driving economic growth. Our collaboration across India, Africa, and Asia will scale up renewables and energy storage, ensuring reliable, sustainable power for millions. Together, we are building a cleaner, more resilient world."

The UAE-France High Level Business Council was launched in July 2022 in the presence of UAE President His Highness Sheikh Mohamed bin Zayed Al Nahyan and Emmanuel Macron, President of the French Republic, with the aim of promoting economic exchanges and conveying the voice of UAE and French businesses to the highest public authorities, as well as to identify and implement private cross-investment projects.

The Council held its first plenary meeting in January 2023 and serves as an important catalyst for innovation and collaboration, reinforcing the UAE and France’s joint commitment to a sustainable, low-carbon future. The two nations have maintained a Comprehensive Strategic Energy Partnership since 2022 and launched the UAE-France Bilateral Climate Investment Platform last year.

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About Masdar

Masdar (Abu Dhabi Future Energy Company) is one of the world’s fastest-growing renewable energy companies. As a global clean energy leader, Masdar is advancing the development and deployment of solar, wind, geothermal, battery storage and green hydrogen technologies to accelerate the energy transformation and help the world meet its net-zero ambitions. Established in 2006, Masdar has developed and invested in projects in over 40 countries with a combined capacity of 51 gigawatts (GW), providing affordable clean energy access to those who need it most and helping to power a more sustainable future.

Masdar is jointly owned by TAQA, ADNOC, and Mubadala, and is targeting a renewable energy portfolio capacity of 100GW by 2030 while aiming to be a leading producer of green hydrogen by the same year.

Masdar contacts

For media inquiries, please contact: press@masdar.ae

For more information, please visit: https://www.masdar.ae and connect: facebook.com/Masdar.ae and twitter.com/Masdar

About 2PointZero

2PointZero, a subsidiary of IHC (International Holding Company), was founded in 2023 as a transformational investment platform focused on making strategic investments in emerging technologies and future-sustaining businesses to create a globally diversified and resilient portfolio.

2PointZero brings together a suite of innovative and established UAE subsidiaries, including Chimera Investments, Lunate Capital, Beltone, Sagasse, EPointZero and International Resources Holding (IRH) under one transformational umbrella, placing 2PointZero at the forefront of key sectors including financial services, consumer goods, mining resources, technology and energy. Our Dynamic Value Network is sector agnostic, allowing it to connect capabilities across our portfolio to unlock new pathways for growth and create measurable value for investors while empowering communities, fostering sustainable ecosystems, and driving groundbreaking technological advancements.

2PointZero Contacts

For media inquiries, please contact: press@2pointzero.com

For more information, please visit:  http://www.2PointZero.com

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).